Exhibit 99.1

Copyright 2013 Hydro One Inc.
The requirements of this document are mandatory.
hydroOne
CODE OF BUSINESS CONDUCT
Health & Safety
Integrity
Excellence
Citizenship
hydroOne

PURPOSE

The Code of Business Conduct (“Code”) is part of Hydro One Inc.’s internal control framework. Its primary purposes are to aid in fostering and maintaining a culture of compliance and accountability, and to communicate and reinforce desired workplace values and behaviours to every part of Hydro One Inc., including its subsidiaries (collectively referred to as “Hydro One”), the directors of all Hydro One boards, and to the extent feasible, Hydro One’s agents, consultants, contractors and business partners.

REVISION

Information contained in the Code, last amended by the Hydro One Board of Directors on August 9, 2013, is now contained in this document.

HYDRO ONE – A GREAT COMPANY Each one of us must represent the very best of
Hydro One every day.

We not only have to be the best in the business, but we must operate ethically and legally in order to maintain and build trust with our customers, our shareholder and our partners.

Meeting this standard means that each one of us every day must make the right decisions and pick the correct course of action.

Our Code of Business Conduct is built upon the principles of health and safety, integrity, excellence, and citizenship and helps Hydro One employees understand the types of situations to be aware of and identify good choices. The Code guides and governs all of our behaviour. Every Hydro One employee is accountable to comply not only with the words on the page, but also with the spirit of the Code.

Every day at Hydro One, each one of us, whether we are dealing with co-workers, vendors or customers must use our very best judgment. We believe in the strength and talents of our people here at Hydro One and strive to create an inclusive corporate culture. Because we set such a high standard for ourselves, the Code is the tool that we use as a checkpoint in our day to day dealings.

The people of Ontario not only count on Hydro One to deliver safe, reliable and affordable electricity, they rightfully expect our Company to maintain a high standard of ethical behaviour.

Sincerely,

Carmine Marcello

President and CEO

Hydro One Inc.

CONTENTS
5	SCOPE

6	PRINCIPLES
7	Health & Safety
7	Integrity
8	Excellence
8	Citizenship

9	STANDARDS OF BUSINESS CONDUCT
10	Work Environment
10	Health and Safety
11	Diversity
11	Harassment
12	Work Performance
12	Developing our Potential

13	Conflicts of Interest
13	Avoiding Conflicts of Interest
13	Outside Business Activities
14	Investments
15	Confidential Information
16	Purchasing Decisions
17	Conducting Business Relationships – Gifts and Entertainment
17	Insider Trading and Personal Advantage

18	Protecting the Environment
18	The Environment

19	Safeguarding Hydro One’s Assets
19	Proper Use of Assets
19	Critical Cyber Assets
20	Records and Document Retention
20	Intellectual Property
20	Accounting and Finance
21	Business Reporting
21	Managing Risk
22	Using email, the Internet and other Electronic Devices

23	Relationships
23	Relationships with Investors
23	Relationships with Customers
24	Fair Competition
24	Relationships with Non-Profit and Professional Organizations
25	Political Participation
25	Conducting Domestic and International Business

27	ENSURING COMPLIANCE
28	Accountabilities
28	Employees
28	MCP Employees
29	Supervisors
29	Corporate Ethics Officer
30	President and Chief Executive Officer

31	Anonymous Reporting

32	WHO TO CONTACT

SCOPE

The Code applies to all employees at every level of Hydro One, including the chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. It also applies to the members of the Hydro One boards (“Directors”), and to the extent feasible, our agents, suppliers, consultants, contractors and business partners.

Hydro One expects all employees and Directors to conduct themselves in accordance with this Code and will hold them accountable for their conduct. If employees do not comply with this Code, they will be subject to disciplinary procedures, up to and including dismissal. Violations may also result in criminal and/or civil liability.

If there is a case where the Code does not provide the answer to a particular ethical issue, or if you have questions about our Code, talk to your supervisor or consult Hydro One’s Code intranet site at HydroNet – All Links – Policies, Procedures and Manuals – Code of Business Conduct, which includes a section dedicated to answers to frequently asked questions. If your question remains unanswered, you should contact Hydro One’s Corporate Ethics Officer.

CODE OF BUSINESS CONDUCT 5

PRINCIPLES

Health & Safety – Integrity – Excellence – Citizenship: These principles are the foundation of Hydro One’s Code and its corporate policies. Everyone who works at Hydro One Inc. or any of its subsidiaries follows these principles when conducting business.

For Hydro One to be successful, we must continue to earn the trust and confidence of our customers and stakeholders. Each business action and decision provides us with this opportunity. Our principles help to guide our actions and decisions because they remind us each day of who we are and strive to be in all of our business activities.

Health & Safety

There is nothing more important than the health and safety of our employees and those who work for us. We are committed to relentlessly working towards a goal of zero injuries and illnesses. We believe:

— All injuries and work related illnesses can and must be prevented.

— Management is accountable for health and safety performance.

— Communication, engagement and training of all employees are essential elements in health and safety excellence.
— Everyone has a responsibility to prevent injuries and illnesses.
— All employees are accountable for working safely.
— Excellence in health and safety supports excellent business results.
— Health and safety must be integrated into all business management processes.

Integrity

Conducting business with unfailing honesty is what integrity is all about. Integrity means that all employees at every level of the organization:

— Conduct business lawfully and ethically, establishing honest dealings in all relationships and expecting the same of those with whom we have business relationships;

— Comply with all applicable laws, statutes, regulations, contractual obligations and Hydro One policies and procedures;
— Avoid conflicts of interest between their personal interests and their role in the conduct of Hydro One business;
— Do not disclose confidential information inappropriately;

— Recognize the value of competition and do not engage in practices that seek to reduce the openness and fairness of competition. We do not prevent others from competing freely and fairly with us, except when constrained by law; and

— Protect Hydro One’s assets and use them responsibly and for business purposes.
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Excellence

Hydro One is an efficient and dynamic transmission and distribution company that strives to be a leader in North America in the areas of safety, customer service and reliability. All Hydro One employees are stewards of Ontario’s electricity delivery system and are responsible for ensuring that they work safely, efficiently and responsibly for the people of Ontario. Accordingly, Hydro One demands excellence from everyone at every level in the organization. We achieve excellence by:

STANDARDS OF BUSINESS CONDUCT Work Environment Conflicts of Interest Protecting the Environment Safeguarding Hydro One’s Assets Relationships

— Performing our work safely;

— Providing our customers with reliable service;

— Continuing to improve performance;

— Focusing on our people and our culture;

— Upgrading our skills and developing the talents and abilities of others; and

— Fostering and maintaining respectful, trusting, and collaborative relationships with our colleagues.

Citizenship

Our work at Hydro One touches the lives of millions of customers and people across Ontario. They depend on us and we have a responsibility to them. We show our commitment to them by:

— Conducting our business in a way that protects the health and safety of the public and our fellow employees;

— Conducting our business in an environmentally-responsible manner;

— Respecting and supporting the social and cultural fabric of the communities where we work, live, and serve; and

— Treating everyone with respect and dignity.

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WORK ENVIRONMENT

Health and Safety

Health and safety are the keys to the success of Hydro One and are of paramount importance as reflected in our Health and Safety Policy. Healthy employees working safely are essential to achieving our corporate goals. We are all accountable for health and safety. Fulfilling our individual accountabilities is a vital and fundamental requirement of every employee’s job. While management has the responsibility for managing safety and health, all employees must make safety the prime consideration in every decision made and every action taken. All employees will visibly support practices and programs that promote excellence.

Each of us has a personal responsibility to come to work fit for duty, to work safely and to identify, report, and where appropriate, correct workplace hazards. While at work, employees must not be under the influence or suffering the after effects of alcohol, medication, or illicit drugs, shall comply with Hydro One’s Safety Rules, and shall not bring or permit anyone else to bring alcohol or any illicit drugs to any Hydro One workplace.

The delivery of products and services in a safe manner is essential to the success of the business. We are committed to minimizing the risk of injury to the public associated with our operations and the provision of services.

Diversity

We value the background, experience, perspective, and talent of each individual. We strive to create a workforce that reflects the diverse populations of the communities in which we operate. We also aim to create an inclusive corporate culture where all employees are valued and have equal access to opportunities, within the confines of legal and collective agreement requirements.

We do not discriminate in hiring and employment practices on grounds prohibited by applicable law, which includes such grounds as race, ancestry, colour, place of origin, sex, ethnic origin, age, marital and family status, physical abilities, sexual orientation, creed, religion, or citizenship.

Harassment

We treat employees and persons with whom we do business with dignity and respect. Hydro One does not tolerate harassment or discrimination.

Harassment is a form of discrimination which involves unwelcome and offensive comments, conduct, gestures or contact based on or related to prohibited grounds covered by human rights legislation. Harassment occurs when the behaviour concerned:

—  is likely to be offensive, embarrassing or humiliating;

—  might, on reasonable grounds, be perceived as placing a condition on employment, its terms or continued employment; and/or

—  has the purpose or effect of interfering with an individual’s work performance or creating an intimidating, threatening, hostile or offensive work environment.

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Similarly, we do not tolerate any behaviours that may promote violence in the workplace. Workplace violence often begins with harassment. We have a duty to take preventive action by bringing forward information relating to emerging situations in the workplace that may result in violence. If you are involved in a workplace violence incident where there is an imminent danger to your safety or security call 911 or the local emergency number.

Employees with potential workplace harassment and/or discrimination complaints should refer to Hydro One’s Workplace Human Rights and Anti-Harassment Policy and Procedure.

Work Performance

As employees, we are accountable for our work and for our results, and are committed to giving our full effort in everything we do. We expect to be evaluated by such standards as quality, quantity, timeliness, and whether the work has been completed safely and within the limits of allocated resources. We recognize that we must continue to seek new ways to be more effective and efficient. We expect our supervisors to follow leadership practices that promote an environment where high performance is encouraged. We expect our supervisors to set clear expectations and to provide appropriate support and timely feedback. We expect a work environment in which suggestions for improvement are welcomed and implemented where appropriate.

Developing our Potential

At Hydro One, we recognize that the capability and commitment of our people is our most valuable asset and is critical to our business success. Supervisors are expected to treat employees in a manner that encourages commitment and high performance. At the same time, supervisors are held accountable for maintaining and enhancing the capability of their unit. Although each of us is responsible for our own career planning and development, we understand that Hydro One will support our active pursuit of a jointly agreed and supported development plan. As a result, we can expect to increase our personal contribution and value as well as our collective capability within Hydro One.

CONFLICTS OF INTEREST

Avoiding Conflicts of Interest

We avoid any conflict of interest. A conflict of interest is any situation where our personal interest interferes in any way or even appears to interfere with the interests of Hydro One and the making of decisions with honesty and integrity. There are three broad guidelines for avoiding conflicts of interest:

— Any business decision for Hydro One is to be based on merit and made strictly in the best interests of Hydro One;

— No personal benefits, whether direct or indirect, are to be derived for ourselves, family members or friends as a result of reaching business decisions on behalf of Hydro One; and

— We are to avoid any situation that may – or even appear to – create a conflict of interest between our personal interests and those of Hydro One.

Areas of conflict of interest that may arise in the course of our day-to-day work are covered in other sections. We have an obligation to declare any conflict of interest or any potential or perceived conflict of interest to our supervisor or to the Corporate Ethics Officer.

Outside Business Activities

While we all have a right to personal freedom outside working hours, certain outside business activities may constitute a conflict of interest.

We do not serve as directors of any organization that supplies goods or services to Hydro One, buys goods or services from Hydro One, or competes with Hydro One, without the approval of the Corporate Ethics Officer.

We may work for another organization, including one set up by ourselves, provided it is not a supplier, a commercial or industrial customer, or competitor of Hydro One, or does not affect our work performance at Hydro One. Where it is not clear whether external work interferes with our duty to Hydro One or affects our work performance at

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Hydro One, it is the responsibility of the employee to seek the prior approval of the Corporate Ethics Officer.

We do not perform work for the other organization on Hydro One’s time, nor do we use Hydro One equipment, supplies, personnel or intellectual property for the use of the other organization.

We do not promote any non-Hydro One product or service to others during working hours. Customers and colleagues from the outside activity may not contact us at Hydro One workplaces. We do not sell products or services from our outside work to Hydro One.

Investments

Investment in a Hydro One competitor or supplier can create a potential conflict of interest. We, and our immediate family members – including common-law relationships – normally may not hold any ownership or financial interest in any organization that competes with any business activity of Hydro One or that sells goods and services to Hydro One where that interest may give rise to a potential or perceived conflict of interest. Exceptions to this general rule include where the interest of the employee or immediate family member:

—  is exercised through a blind trust, or equivalent, such as a mutual fund; and

—  consists of shares of a publicly traded corporation and the combined interest of the employee and all immediate family members represents less than five per cent of the issued shares.

Prior approval from the employee’s supervisor and the Corporate Ethics Officer is required for any ownership or financial interest of an employee and the employee’s immediate family members which does not comply with the above requirements, such approval only to be given on an exception basis. Even if the above requirements are met, an employee must disclose to their supervisor or the Corporate Ethics Officer any ownership or financial interest in any organization that competes with any business activity of Hydro One or that sells goods and services to Hydro One held by the employee and the employee’s immediate family members which might reasonably be perceived to create a potential conflict of interest.

In addition, in order to avoid conflict of interest situations, when we are aware that a family member or a friend has more than five per cent ownership in a competitor or supplier of Hydro One, we must inform our supervisor, or the Corporate Ethics Officer, both of the ownership interest and of our relationship to the investor. It is the responsibility of management to ensure that the employee appreciates the potential conflict of interest that might arise from his/her relationship with the investor.

Confidential Information

Confidential information includes, but is not limited to, any trade secrets or intellectual property and any proprietary, sensitive, technical, commercial, strategic, financial, customer and personal information about customers and employees that is not made available publicly. We are responsible for knowing what information must remain in confidence and for seeking clarification from our supervisor if in doubt.

We do not disclose confidential information – except as required by law – to anyone outside Hydro One, including family and friends, even after we have left Hydro One’s employ. Within Hydro One, we do not disclose confidential information to colleagues other than is necessary to ensure that we can effectively perform our assigned work. We protect confidential information against theft, fraudulent use, loss, unauthorized access, or misuse (notably as it relates to how we collect, store and

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retain confidential information on computer assets or mobile devices). We recognize that any unauthorized use of confidential information exposes Hydro One to legal, commercial and liability risks.

Personal information about employees must be managed and kept in a confidential manner respecting the privacy of the individual, and taking into account our obligations under any applicable legislation and our business practices.

Purchasing Decisions

We protect Hydro One’s reputation by refusing to make purchasing decisions based on favouritism, prejudice, preferential treatment or personal gain. We make them honestly and with integrity, using such criteria as competitive pricing, quality, quantity, delivery, and service. We refuse involvement in purchasing decisions that could lead to a conflict of interest, and we declare to our supervisor or to the Corporate Ethics Officer all conflicts or potential conflicts, seeking guidance from our supervisor or the Corporate Ethics Officer when we are uncertain.

We treat everyone we do business with courteously, respectfully, and in a professional manner.

We inform our agents, suppliers, consultants, contractors and business partners of our Code and our expectation that they abide by it, to the extent feasible. Non-compliance must be communicated to Hydro One’s Corporate Ethics Officer who will recommend what actions should be taken. An example of an action would be to discuss our ethics with suppliers and make it known to them that their conduct is unacceptable. A relationship with a supplier should be ended if there is a lack of improvement, consistent with any contractual obligations.

Conducting Business Relationships – Gifts and Entertainment

We do not (directly or indirectly) offer, give, solicit, or receive:

—  any form of bribe or kickback;

—  gifts of cash, gift certificates, services, discounts, or loans;

—  any gift, entertainment, or similar type of benefit that does not serve a legitimate business purpose; or

—  any gift, entertainment, or similar type of benefit that may compromise or appear to compromise their ability to make business decisions in the best interest of Hydro One.

The onus is on everyone to act with integrity, use good judgment and consider all implications before accepting or giving gifts, entertainment or similar favours. They should be of a nature and amount that avoids embarrassment, does not constitute a real personal enrichment of the recipient, and would not reflect unfavourably on Hydro One or the recipient, if subjected to public scrutiny. Generally speaking, acceptable gifts will have a nominal value.

Unacceptable gifts should be returned with thanks and clarification of our policy, or suitably distributed in the community. These requirements do not change during traditional gift-giving seasons.

Insider Trading and Personal Advantage

We do not divulge confidential or proprietary information about Hydro One or its affiliates, and their customers and suppliers, to any unauthorized person, or release confidential information in advance of its authorized release. We do not use for private speculation or personal advantage, data or information that is not available to the general public.

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PROTECTING THE ENVIRONMENT

The Environment

We will comply with all environmental laws and regulations and will move beyond compliance where it makes good business sense to do so. We will design, build and operate our facilities to make efficient use of resources, prevent pollution and reduce environmental effects to the extent that is reasonably achievable. We will set environmental objectives and targets, monitor our performance relative to expectations, and implement programs to achieve continual improvement.

Supervisors are expected to provide visible leadership and employees will identify, anticipate and report potential environmental effects, and are expected to know and comply with corporate policies, procedures and standards which incorporate legal requirements and generally accepted industry practices.

SAFEGUARDING HYDRO ONE’S ASSETS

Proper Use of Assets

We protect Hydro One’s assets, use them properly, safely, efficiently, and only for Hydro One business. We comply with all corporate policies, standards and guidelines governing Hydro One’s assets. We do not use Hydro One assets in a manner that compromises our business practices or offends, harasses, or promotes unacceptable behaviour.

We protect our assets from all external and internal threats including theft, fraud, destruction, vandalism, terrorism or neglect. We dispose of Hydro One property in an ethical and approved manner. Theft or fraud will not be tolerated.

Any use of Hydro One assets for a non-business reason (charitable work, for example) must be approved by the supervisor accountable for that asset.

Critical Cyber Assets

The obligation to protect Hydro One’s assets also includes the protection of our Critical Cyber Assets from cyber-attack. Critical Cyber Assets are all assets (physical and information) essential to the reliable operation of Hydro One’s facilities, systems and equipment, which if compromised, would affect the reliability of the interconnected transmission system

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across North America. Employees must be vigilant in protecting these assets and must follow Hydro One’s Power System Cyber Security Policy.

Records and Document Retention

Records are important information assets and a resource of great value to Hydro One because they provide evidence of Hydro One’s business activities, decisions, operations, and internal and external transactions and activities. As such, we are committed to ensuring the effective and responsible management of all Hydro One records. Employees are responsible for managing Hydro One records in accordance with Hydro One’s Records Management Program which includes the following policies and procedures: Records Management Policy, Records Management Procedures, Email Management Policy, and the Legal and Tax Holds Policy.

Intellectual Property

Intellectual property is a legal concept which recognizes ownership in creations of the mind (e.g. inventions, designs, drawings, academic papers, etc.). Common types of intellectual property rights encountered at Hydro One include copyright and patents. All intellectual property conceived or made during or after working hours in the course of employment with Hydro One or which is derived from Hydro One knowhow is the exclusive property of Hydro One and is a valuable corporate asset. Employees must disclose to Hydro One all such intellectual property and every employee assigns to Hydro One all rights in such intellectual property.

Accounting and Finance

Hydro One will conduct its financial affairs only for lawful and proper purposes in accordance with approved authorities, and properly record resulting transactions. Employees shall not mislead, manipulate, coerce or fraudulently influence any accountant. No undisclosed funds or accounts may be established. All cash and bank account and other business transactions are handled in a manner that avoids any questions of bribery, kickbacks, money laundering or other illegal or improper payments or any suspicion of impropriety whatsoever. Employees have a responsibility to report concerns about the integrity of financial reporting and have an obligation to report concerns to Hydro One’s

Corporate Ethics Officer. Alternatively, if an employee is uncomfortable doing so directly, Hydro One has selected ClearView Strategic Partners Inc. (“ClearView”) to provide a secure third-party reporting system (“ClearView Connects™”) that allows employees to anonymously report concerns regarding accounting, internal accounting controls, or auditing matters.

ClearView can be reached by calling 1-866-921-4491, by accessing their website at www.clearviewconnects.com or by mailing an anonymous report to ClearView, P.O. Box 11017, Toronto, Ontario, M1E 1N0 (for P.O. Box reports, please ensure you identify the organization as Hydro One). Choosing to include personal information in a report to ClearView means you have consented to the collection of that personal information by Hydro One which will be sent to Hydro One. There will be no reprisal against an employee for making a report in good faith.

Business Reporting

All Hydro One financial reports, accounting records, research reports, sales reports, expense accounts, time sheets, and other documents must accurately and clearly represent the relevant facts or true nature of a transaction. Financial transactions and performance will be disclosed in accordance with applicable law. Employees should consult Hydro One’s Employee Business Expense Policy to ensure that all business expenses are properly incurred, reported and approved.

Managing Risk

We will appropriately identify and control Hydro One’s risks, within the limits of our accountabilities and allocated resources. This does not mean eliminating all risks, but rather it means mitigating the risks to acceptable levels for Hydro One. Risk is defined as any possible event that may adversely impact Hydro One’s business objectives. We will understand the business objectives relevant to our work, and ask our supervisors for help or information on objectives where these are not understood. If, in our opinion, there are situations where risks are not being appropriately controlled, either by other Hydro One employees or by contract employees, we will discuss the situation with our supervisors and, if not resolved, we will consult the Corporate Ethics Officer for direction.

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Using email, the Internet and other Electronic Communication Devices

While limited and reasonable personal use is permitted with your supervisor’s prior approval, access to electronic communication devices such as phones, email and the Internet is made available to promote effective work-related research, improve our development and enhance corporate-wide communication. Since the Internet is an “open” environment and accessible to numerous users, care must be taken to protect and treat as confidential all corporate information, including customer or any other information of a commercially sensitive nature which is not publicly available.

When using email or the Internet we will not download programs not already supported by Hydro One, access sites carrying socially or politically offensive material, access sites in any way related to terrorism, send chain letters, send threatening, libelous or harassing messages or send, view or obtain pornographic material. We will not use the Internet to play games, gamble, post or send messages under disguised identification or send confidential information unless effectively protected (i.e. using encryption).

Hydro One’s computers and computer systems and the contents thereof are monitored to support operational, maintenance, auditing, security, and investigative activities. In order to prevent inappropriate use, Hydro One continues to monitor personal use electronic communications and employees may or may not be made aware of such monitoring. Employees should not assume that their electronic communications, information, and computer use are private.

When using social networking tools and platforms such as Facebook, LinkedIn, Yahoo! Groups, Twitter, YouTube, and blogs, employees are reminded that the Code and all applicable Hydro One policies govern their communications. Whether on duty or off duty, employees must not:

—  post or disclose confidential Hydro One information; or

—  post comments or materials which could harm, or be perceived to harm, Hydro One in any way.

RELATIONSHIPS

Relationships with Investors

We will disclose material information to the public in a timely, factual and accurate manner, in accordance with our Corporate Disclosure Policy. We will ensure that all reports and documents that we file with or furnish to securities regulatory authorities in Canada and the United States, and our other public communications, contain disclosure that is full, fair, accurate, timely and understandable.

Relationships with Customers

In all aspects of doing business with customers, we strive to build a strong and mutually valued relationship. We demonstrate that Hydro One is a customer-focused company in every transaction. We strive to give our customers high value, reliable products and services. We seek customers’ views on issues affecting them, consider their views, and give them feedback where possible. Customers are given the information they need to make informed choices and they receive truthful information about our products and services. Their safety and health is protected. We respect our customers’ privacy and diversity. In all interactions with customers, every employee shall act as an ambassador of Hydro One thereby treating customers courteously, respectfully, and in a professional manner.

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Fair Competition

We obey the laws governing competition, not conspiring with anyone to lessen fair competition. We do not engage in anti-competitive practices or illegal activities such as price-fixing, bid-rigging, and kickbacks. We ensure all procurement policies, procedures and required processes are followed.

We gather information about competitors in a lawful manner. We do not, directly or indirectly, misrepresent ourselves, use a third party, or offer bribes or gifts to solicit proprietary information about competitors.

Relationships with Non-Profit and Professional Organizations

We have a civic responsibility to contribute to our communities and to our professional organizations, provided our participation does not interfere with our duty to Hydro One. We only perform services on Hydro One time and/or use Hydro One assets for an organization when we have prior approval from our supervisor and/or the supervisor accountable for the asset. If we act as a spokesperson for an organization, we make it clear we are speaking for that organization or for ourselves, and not acting as a spokesperson or representative of Hydro One.

Political Participation

As private citizens, we take part in the democratic process at any level, including campaigning in elections, during non-working hours. Prior approval is required if we need a leave of absence to participate, and our participation must be kept strictly separate from our association with Hydro One. All such leaves of absence will be without pay. Hydro One will not make donations (financial or otherwise) to political parties, elected representatives, or candidates for election at any time.

Conducting Domestic and International Business

We apply Hydro One’s Code to all of the company’s operations, international as well as domestic and understand that the Code must be complied with in all circumstances even if conventional practice is different in foreign jurisdictions. Hydro One employees comply with the letter and spirit of domestic and foreign legal requirements including applicable laws, rules and regulations, as they apply to all business activities.

Hydro One employees are committed to ensuring that internationally-recognized human rights of men, women, children, and indigenous and tribal peoples, are respected in all Hydro One activities, wherever Hydro One does business.

We consult with relevant government authorities and local communities to ensure a project does not pose a disproportionate physical, social, or economic danger to the neighbouring populations, property, or environment.

Hydro One employees maintain the highest standards of conduct, in Ontario, North America and overseas. We adhere to the same standards provided by Canadian law concerning the conduct of business in foreign countries. We are subject to and comply with Canada’s Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act of 1977. We resist all other trade restrictions or restrictive trade practices where they violate international norms and standards.

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ENSURING COMPLIANCE

At Hydro One, we are committed to building upon our well-earned reputation as an ethical and credible company. For each of us, this means living up to the principles of integrity, excellence and citizenship in everything we do, as well as ensuring complete compliance with our Code.

CODE OF BUSINESS CONDUCT 27

ACCOUNTABILITIES

Employees

All employees shall:

—  Comply with the Code;

—  Complete any required training on the Code;

—  Declare all conflicts of interest, perceived conflicts of interest, and potential conflicts of interest to their supervisor or the Corporate Ethics Officer;

—  Immediately report any violations or suspected violations of the Code to their supervisor, the Corporate Ethics Officer, or through ClearView;

—  Immediately report any concerns regarding questionable accounting or auditing matters to the Corporate Ethics Officer or through ClearView; and

—  Inform our agents, suppliers, consultants, contractors and business partners of our expectation that they comply with our Code to the extent feasible and immediately report non-compliance to the Corporate Ethics Officer.

In all good faith reporting, employees are assured that there will be no reprisals.

MCP Employees

All MCP employees, in addition to their responsibilities as employees, shall:

—  Annually confirm, and update throughout the year as necessary, that they have complied with the Code, that they have declared any conflicts of interest, actual, perceived, or potential and taken appropriate steps to mitigate such conflicts, and that they have identified any outside appointments, directorships or officer positions using the form entitled “Compliance Form”. This form is available on HydroNet – All Links – Policies, Procedures, and Manuals – Code of Business Conduct.

Supervisors

Supervisors, in addition to their responsibilities as employees, shall:

—  Ensure that their employees understand and comply with the Code;

—  Ensure that their employees meet their accountabilities as outlined above;

—  Create an environment that ensures that employees feel comfortable bringing their concerns forward;

—  Be a knowledgeable and reliable source of advice;

—  Maintain the confidentiality of the identity of the individual raising concerns to the extent permitted by law and Hydro One’s ability to address the concern;

—  Inform the Corporate Ethics Officer of any conflict of interest declarations (including potential conflicts of interest);

—  Immediately inform the Corporate Ethics Officer of any actual or suspected violations of the Code; and

—  Review the Code with their employees on an annual basis and report all Code violations and conflicts of interest (actual, perceived or potential) to the Corporate Ethics Officer.

Corporate Ethics Officer

The Corporate Ethics Officer shall:

—  Ensure that the Code is implemented within Hydro One;

—  Implement and maintain a secure third-party reporting system;

—  Annually review and update the Code for submission to the Human Resources Committee (“HR Committee”);

—  Track and report all reported violations of the Code to the HR Committee on an annual basis;

—  Track and report all reported violations of the Code regarding accounting, internal accounting controls, or auditing matters to the Audit and Finance Committee biannually or more frequently as required;

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—  Provide advice and guidance with respect to the provisions of the Code;

—  Ensure that appropriate management action is taken to investigate and manage known or suspected violations of the Code;

—  Immediately report all anonymous complaints regarding the Code, regardless of the materiality of such complaints, to the President and Chief Executive Officer (if the complaint does not involve the President and Chief Executive Officer), or the Chair of the Board (if the complaint involves the President and Chief Executive Officer); and

—  Report all anonymous complaints regarding the Code to the Board of Directors.

President and Chief Executive Officer

The President and Chief Executive Officer will submit the Code for approval by the Board of Directors of Hydro One Inc. and is accountable for development and implementation of any policies and procedures required for putting the Code into practice. The President and Chief Executive Officer is ultimately responsible for Hydro One’s compliance with the Code and this includes ensuring the compliance of all employees.

The Board of Directors monitors compliance with the Code through the HR Committee and the Audit and Finance Committee, to whom the Corporate Ethics Officer reports. Any waivers from the Code for the benefit of directors or executive officers shall be granted solely by the Board of Directors and will be disclosed in accordance with all applicable legal requirements. In addition, the Board of Directors reviews and reassesses the Code annually.

ANONYMOUS REPORTING

Any suspected violation of the Code can be reported anonymously to the Corporate Ethics Officer and the matter will be fully investigated. If employees are uncomfortable reporting directly to the Corporate Ethics Officer, they can report their concerns anonymously to ClearView by telephone (1-866-921-4491), internet (www. clearviewconnects.com), or by confidential mail (P.O. Box 11017, Toronto, Ontario, M1E 1N0). Reports of alleged wrongdoing should include as much detail as possible including dates, individuals/witnesses involved, and any supporting material/evidence that may be pertinent to the allegation. All complaints are taken very seriously and fully investigated. Whether a report or allegation is made directly to a supervisor, to the Corporate Ethics Officer or anonymously, if a violation is found and supported, the matter is appropriately addressed. If an allegation is not found to be supported, the matter is closed.

Choosing to include personal information about yourself in a report to ClearView means that you have consented to the collection of that personal information by Hydro One, and the information will be provided to the Corporate Ethics Office for investigation. There will be no reprisal against any employee for making a report in good faith.

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WHO TO CONTACT Maureen Wareham Corporate Secretary and Corporate Ethics Officer Tel: 416-345-6313 email: maureen.wareham@HydroOne.com
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